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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE TO/A
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                  THE SMITH & WOLLENSKY RESTAURANT GROUP, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))


     Options to Purchase Common Stock, Par Value $0.01 Per Share, Having an
                   Exercise Price Greater Than $5.70 Per Share
                         (Title of Class of Securities)


                                    831758107
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)


                                Alan N. Stillman
                             Chief Executive Officer
                  The Smith & Wollensky Restaurant Group, Inc.
                                1114 First Avenue
                               New York, NY 10021
                                 (212) 838-2061
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)


                                    Copy to:
                             David P. Kreisler, Esq.
                           Hutchins, Wheeler & Dittmar
                           A Professional Corporation
                               101 Federal Street
                                Boston, MA 02110
                                 (617) 951-6600

                            CALCULATION OF FILING FEE

    TRANSACTION VALUATION*                             AMOUNT OF FILING FEE
    ----------------------                             --------------------

          $510,085.00                                        $46.93

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 447,183 shares of common stock of The Smith & Wollensky Restaurant Group, Inc. having an aggregate value of $78,241.39 as of February 1, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals .0092 of one percent of the value of the transaction. The fee was previously paid with the filing of Schedule TO on February 4, 2002.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable. Form or Registration No.: Not applicable. Filing party: Not applicable. Date filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1. [X] issuer tender offer subject to Rule 13e-4. [_] going-private transaction subject to Rule 13e-3. [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]


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This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO filed with the Securities and Exchange Commission (the "SEC") on February 4, 2002 relating to the offer by The Smith & Wollensky Restaurant Group, Inc. ("Smith & Wollensky") to exchange options to purchase shares of its common stock, par value $.01 per share, having an exercise price greater than $5.70 per share, held by certain employees, directors and executive officers for new options to purchase shares of its common stock at a per share exercise price equal to the fair market value of one share of its common stock on the date of grant (the "Offer") upon the terms and subject to the conditions in the Offer to Exchange dated February 4, 2002, as amended hereby ( the "Offer to Exchange").

Item 1. Summary Term Sheet.

Item 1 is hereby supplemented as follows: The information set forth in the Offer Supplement dated February 12, 2002, a copy of which is attached hereto as Exhibit (a)(8) (the "Offer Supplement"), is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 4 is hereby supplemented as follows: The information set forth in the Offer Supplement, dated February 12, 2002, is incorporated herein by reference.

Item 8(a)

Item 8(a) is hereby supplemented as follows: The information set forth in the Offer Supplement, dated February 12, 2002, is incorporated herein by reference.

Item 8(b)

Item 8(b) is hereby supplemented as follows: The information set forth in the Offer Supplement, dated February 12, 2002, is incorporated herein by reference.

Item 11

Item 11 is hereby supplemented as follows: The information set forth in the Offer Supplement, dated February 12, 2002, is incorporated herein by reference.

Item 12.   Exhibits.

           (a) (1) Offer to Exchange all Outstanding Options Having an Exercise Price Greater Than $5.70 Per Share for New Options.*

               (2)  Form of Election.*

               (3) Cover Letter from Alan N. Stillman to Employees dated February 4, 2002.*

               (4)  Form of Notice to Change Election from Accept to Reject.*

               (5) Registration Statement on Form S-1 (Registration Number 333-57518), as amended, filed with the Securities and Exchange Commission and incorporated herein by reference.*

               (6) Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2001, filed with the Securities and Exchange Commission and incorporated herein by reference.*

               (7)  Notice of Acceptance.*

               (8)  Offer Supplement dated February 12, 2002.

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           (b) Not applicable.

           (d) (1) The Smith & Wollensky Restaurant Group, Inc. 1996 Stock Option Plan (formerly known as The New York Restaurant Group, L.L.C. 1995 Option Plan), as amended.*

               (2)  The New York Restaurant Group, Inc. 1997 Stock Option Plan.*

               (3) The Smith & Wollensky Restaurant Group, Inc. 2001 Stock Incentive Plan.*

           (g) Not applicable.

           (h) Not applicable.


*      Previously filed


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete, and correct.


                                               THE SMITH & WOLLENSKY RESTAURANT
                                               GROUP, INC.

Dated:  February 12, 2002                      By: /s/ Alan N. Stillman
                                                   --------------------
                                               Alan N. Stillman
                                               Chief Executive Officer